Intellon Corporation

5955 T.G. Lee Boulevard

Suite 600

Orlando, Florida 32822

Tel : (407) 428-2800

Fax: (407) 428-2850

Internet: www.intellon.com

May 18, 2009

Via Edgar, Federal Express and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Perry Hindin
Special Counsel
Division of Corporation Finance

Re:	Intellon Corporation
Schedule TO-I
Filed April 30, 2009
File No. 5-83724

Dear Mr. Hindin:

Intellon Corporation (“Intellon” or the “Company”) is submitting for filing this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) by letter dated May 7, 2009 (the “Comment Letter”) with respect to the Company’s Schedule TO-I referenced above and filed on April 30, 2009 (the “Schedule TO”). Intellon has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment to the Schedule TO (the “Amended Schedule TO”) that reflects these revisions and other changes. A copy of the Amended Schedule TO (with exhibits) has been included with the copies of this response letter delivered to you via overnight courier and facsimile.

The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics. Capitalized terms used but not otherwise defined in this response letter have the meanings ascribed to such terms in the Offer to

Exchange Outstanding Stock Options for New Stock Options or Restricted Stock Units, dated April 30, 2009, as amended (“Offer to Exchange”).

Schedule TO-I

Offer to Exchange

General

1.	We note the disclosure in the first paragraph of the first page of the Offer to Exchange that if an employee is a resident of China (PRC) and wishes to participate in the Option Exchange Program, such employee may only elect to receive New Options. We also note the language in the first paragraph of the page immediately preceding the table of contents. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule. If you are attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please advise us in reasonable detail whether the current limitation on option holders who are residents of China and the potential exclusion of option holders described in the disclosure preceding the table of contents is due to compensatory reasons.

The Company respectfully advises the Staff that all holders of Eligible Options, regardless of their jurisdiction of residence, have been included in the current Exchange Offer. To the extent the terms of the Exchange Offer differ for holders of Eligible Options who are residents of China (PRC), in that they may only elect to exchange Eligible Options for New Options and not RSUs, the Company respectfully advises the Staff that it is relying on the Commission’s global exemptive order issued in connection with option exchange offers dated March 21, 2001 (the “Order”). For the reasons described in more detail below, the Company believes that it has satisfied the conditions specified in the Order for the general exemption from Rule 13e-4(f)(8)(i) (the “All Holders Rule”) to apply.

With respect to the potential exclusion of option holders described in the disclosure preceding the table of contents, the Company acknowledges the Staff’s comments that the All Holders Rule applies equally to U.S. as well as non-U.S. holders. The Company has deleted the disclosure to which the Staff refers. Please see Section 2 of Amendment No. 1 to the Offer to Exchange.

With respect to the term of the Offer that allows residents of China (PRC) to exchange their Eligible Options only for New Options, the Company believes that it may rely on the Order for the following reasons:

a. The subject security is an option. Each subject security eligible for exchange is an option to purchase shares of the Company’s common stock.

b. The Exchange Offer is conducted for compensatory purposes. The Company believes that the Order was intended to provide relief from the limitations that the All Holders Rule places on an issuer’s ability to treat option holders differently in order to accomplish the issuer’s compensation objectives in a manner consistent with the issuer’s compensation policies and practices. The Company believes the Exchange Offer serves important compensatory purposes by providing its employees with the opportunity to hold options or RSUs that over time may have a greater potential to increase in value, which the Company hopes will create better retention and performance incentives for its employees, many of whom have stock options that have exercise prices significantly above the current and recent trading prices of the Company’s common stock and see limited value in such options, whether or not they are vested.

The Exchange Offer provides the Company with a way to restore the incentive and retention benefits of the Eligible Options to its employees, consistent with the Company’s intent when the Eligible Options were originally granted by the Company. As a result, the Company believes that the Exchange Offer is being conducted for compensatory purposes.

c. The issuer is eligible to use Form S-8, the options subject to the offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the offer will be issued under such an employee benefit plan. The Company is currently eligible to use Form S-8, as it is subject to the reporting requirements of the Exchange Act and has filed all reports required to be filed for the preceding 12 months. All of the options to be exchanged were issued under the Intellon Corporation 2007 Equity Incentive Plan (the “2007 Plan”). The 2007 Plan meets the definition of an “employee benefit plan” under Rule 405 of the Securities Act. The options and restricted stock units to be granted in exchange for the surrendered Eligible Options will be granted under the 2007 Plan.

d. The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer. The Company believes it has disclosed in the Offer to Exchange the essential features and significance of the Exchange Offer, including a specific section entitled “Risk Factors Related to the Option Exchange Program” beginning on page 9 of the Offer to Exchange, which describes risks the holders of the Eligible Options should consider in deciding whether or not to accept the Exchange Offer.

e. Other. The Company believes that, except for the exemption provided by the Order, it is otherwise in compliance with the provisions of Rule13e-4. Moreover, because the Company is providing eligible participants with all material information necessary for them to make informed decisions regarding their respective Eligible Options, the Company believes that the tender offer would not give rise to the potential for the fraud, deception and manipulation that the All Holders Rule was designed to prevent.

As a result, the Company believes that the Exchange Offer conforms to the conditions applicable for reliance on the Order.

2.	Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, the condition requiring that individuals must remain directors or employees on the “replacement grant date” which your disclosure suggests will be a date following expiration of the offer does not appear to be comply with that requirement. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosures appearing in the Offer to Exchange in the introductory pages and pages 13 and 15, and in the letters of transmittal, to indicate that participation in the Option Exchange Program is conditioned on the individual remaining a director or employee on the date the Exchange Offer expires, which the Company expects will be May 29, 2009, unless the Company extends the Exchange Offer. See Sections 1, 2, 4 and 5 of Amendment No. 1 to the Offer to Exchange and the amended letters of transmittal. In addition, the Company has included a statement in an e-mail to be sent to holders of Eligible Options, filed as Exhibit 99(a)(1)(I) to the Amended Schedule TO, stating: “If you have already signed the original letter of transmittal, please be advised that, notwithstanding the statement in the original letter of transmittal that an individual must remain an employee or director, as applicable, of Intellon or its subsidiaries on the replacement grant date, you must remain a director or employee on the date the stock option exchange program expires to be eligible to participate in the exchange offer.”

Conditions of the Option Exchange Program. page 19

3.	The Company states in the first paragraph of this section that it will not be required to accept any Eligible Options elected for exchange and may terminate the Option Exchange Program if one of the listed events disclosed on pages 19 through 20 occurs or has been determined by the Company in its reasonable judgment to have occurred. While the Company has the right to waive any of the listed conditions, if a condition is triggered, the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Depending on the materiality of the waived condition and the number of days remaining in the Exchange Offer, the Company may be required to extend the Exchange Offer and recirculate new disclosure to holders of the Eligible Options. Please confirm the Company’s understanding on both points in your response letter.

The Company acknowledges and understands the Staff’s comment. As requested, the Company hereby confirms to the Staff that, if any of the listed events disclosed on pages 19 through 20 of the Offer to Exchange occurs or has been determined by the Company in its reasonable judgment to have occurred before the expiration of the Option Exchange Program and the Company fails to assert the listed condition but the Company decides to proceed with the Exchange Offer anyway, the Company will be deemed to have waived the condition. Furthermore, depending on the materiality of the condition and the number of days remaining in the Exchange Offer, the Company understands that the Company may be required to extend the Exchange Offer and re-circulate new disclosure to holders of the Eligible Options to notify such holders whether or not the Company has waived the condition.

4.	We note the representation in the last paragraph of this section that the Company may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Offer to Exchange to clarify that the offer conditions may not be triggered by action or inaction of the Company. See Section 6 of Amendment No. 1 to the Offer to Exchange.

5.	We also note the language in the last paragraph of this section that the Company’s “failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. If event triggers a listed offer condition, and the Company determines to proceed with the Exchange Offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders of Eligible Options how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

The Company acknowledges and understands the Staff’s comment. As requested, the Company hereby confirms to the Staff that, if an offer condition is triggered by events that occur during the offer period and before the expiration of the Exchange Offer, the Company will inform holders of Eligible Options how the Company intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Exchange Offer. Furthermore, the Company has revised the disclosure on page 20 of the Offer to Exchange to specify that if a condition is triggered, the Company will notify the Eligible Option holders promptly whether or not the Company has decided to waive the condition. See Section 6 of Amendment No. 1 to the Offer to Exchange.

Extension of the Option Exchange Program; Termination; Amendment, page 27

6.	In the second paragraph of this section, the Company reserves the right to terminate or amend the Exchange Offer upon the occurrence of any of the events listed as offer conditions “by giving oral, written or electronic notice” to option holders. We do not believe that orally informing holders of such a development, without more, satisfies the Company’s obligations under the tender offer rules. Please confirm that the Company will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

As requested in the Staff’s comment, the Company confirms that it will provide notice of the termination or amendment of the Exchange Offer to eligible participants by filing and disseminating revised offer materials in accordance with Rule 13e-4(c)(3) and (e)(3). In response to the Staff’s comment, the Company has deleted the statements on page 27 of the Offer to Exchange that the Company will give Eligible Participants oral notice of the extension, termination or amendment of the Exchange Offer and included additional disclosure about the notice to be provided to eligible participants if the Company materially changes the terms of the Exchange Offer. See Sections 8 and 9 of Amendment No. 1 to the Offer to Exchange.

Exhibits 99(a)1(B) and (a)(1)(v)[sic]

7.	We note your request that the security holder acknowledges that he or she “understand[s] and agree[s]” to all of the terms and conditions of the Exchange Offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the Exchange Offer as such language effectively operates as a waiver of liability. Please delete this language from these materials.

In response to the Staff’s comment, the Company has deleted the statements in the letters of transmittal (Exhibit 99(a)(1)(B)) and the notice of withdrawal (Exhibit 99(a)(1)(C)) requesting the security holder to acknowledge that he or she “understand[s]” the terms and conditions of the Exchange Offer. The Company has replaced this language with statements requesting the security holder to confirm that he or she “acknowledge[s]” the terms and conditions of the Exchange Offer. In addition, the Company has included a statement in the e-mail to be sent to holders of Eligible Options, filed as Exhibit 99(a)(1)(I) to the Amended Schedule TO, stating: “If you have already signed the original letter of transmittal or notice of withdrawal, please be advised that, notwithstanding this statement that you “understand” the terms and conditions of the stock option exchange program, we will not deem your signature on the letter of transmittal or notice of withdrawal to mean that you waive our liability under the federal securities laws or otherwise.”

Furthermore, as requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (407) 428-2805 or Shulamite R. Shen of Fenwick & West LLP, our outside legal counsel, at (415) 875-2375.

Very truly yours,

INTELLON CORPORATION

/s/ Larissa M. Cochron

Larissa M. Cochron

Vice President and General Counsel

cc:	Scott P. Spector, Fenwick & West LLP
Shulamite R. Shen, Fenwick & West LLP